
Mail Stop 4631

November 25, 2009

Via U.S. mail and facsimile

Mr. Stephen W. Duffy, Esq.
General Counsel
Polymer Holdings LLC
15710 John F. Kennedy Blvd., Suite 300
Houston, TX 77032

       RE: Polymer Holdings LLC
              Form S-1/A filed November 20, 2009
              File No. 333-162248

Dear Mr. Duffy:

We have reviewed your filing and have the following comments.

General

1. We are continuing to assess the availability of Rule 152 to separate the issuance of the common shares of Kraton Performance Polymers, Inc. and the registered resale of a portion of these shares for the fulfillment of the over-allotment option. Please provide us with a summary comparing the terms of the formation transaction at the time of initial filing and <u>each</u> pre-effective amendment filed thereafter. Specifically address changes in the (i) structure of the pre-IPO transaction and (ii) identity of shareholder(s) who purport to have agreed to provide the shares for the fulfillment of the over-allotment option. Describe the arrangements that establish that the parties' obligation to exchange their shares (including the formula for calculating the share numbers) was fixed at the time you filed the initial registration statement. Direct us to the specific provisions of all applicable contractual arrangements. To the extent you have modified or restructured the terms of the formation transaction since the time you filed the initial registration statement, discuss the impact that renegotiation of material terms after the filing of the registration statement has on the applicability of Rule 152.

2. We reissue comment 5 of our letter dated October 28, 2009. It would greatly aid our understanding of the effects of the conversion if you provide us with a version of your document that gives effect to a possible offering price selected by

management from a range of potential prices that management would consider acceptable. Please provide us with a submission with your response.

<u>Principal and Selling Stockholders, page 9</u>

3. Under this heading and on page 122, please identify all entities or persons that will resell shares to cover the underwriters' over-allotment option.

<p style="text-align:center">*   *   *</p>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3397 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Duane McLaughlin, Esq. (via facsimile at 212-225-3999)
        Cleary Gottlieb Steen & Hamilton LLP